Exhibit 99.1

14 September 2022

Midatech Pharma PLC

(“Midatech” or the “Company”)

ADR Ratio Change

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), an R&D biotechnology company focused on improving the bio-delivery and biodistribution of medicines, announces a ratio change on its American Depositary Receipts ("ADR") from one (1) ADR representing five (5) ordinary shares, to the new ratio of one (1) ADR representing twenty-five (25) ordinary shares (the "Ratio Change"). The effective date of the Ratio Change is expected to be 26 September 2022.

Pursuant to the Ratio Change, effective 26 September 2022, ADR holders will be required on a mandatory basis to surrender their ADRs for cancellation and exchange to receive one (1) new ADR (New CUSIP: 59564R500) for every five (5) old ADRs (Old CUSIP: 59564R203). No fractional ADRs will be allocated. The aggregate fractions, if any, will be sold and the net proceeds will be distributed to the entitled ADR holder. The Company's Depositary, The Bank of New York Mellon, will contact ADR holders and arrange for the exchange of their existing ADRs for new ADRs.

For ADR holders, the Ratio Change will have the same effect as a one-for-five reverse ADR split. The ordinary shares of Midatech will not be affected by this change.

The Ratio Change is aimed to bring the price of the Company's ADRs into compliance with the Nasdaq $1.00 minimum bid price per share requirement, though Midatech can give no assurance that the Ratio Change will be effective in achieving this goal.

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For further information, please contact:

Midatech Pharma PLC
Stephen Stamp, CEO, CFO
Tel: +44 (0)29 20480 180
www.midatechpharma.com

Strand Hanson Limited (Nominated and Financial Adviser)
James Dance / Matthew Chandler / Rob Patrick
Tel: +44 (0)20 7409 3494

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Edison Group (US Investor Relations)
Alyssa Factor
Tel: +1 (860) 573 9637
Email: afactor@edisongroup.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is a drug delivery technology company focused on improving the bio-delivery and bio-distribution of medicines. The Company combines approved and development medications with its proprietary and innovative drug delivery technologies to provide compelling products that have the potential to powerfully impact the lives of patients.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company's technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nanotechnology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading-edge nanotechnology used for targeting medications to sites of disease.

The platform nature of the technologies offers the potential to develop multiple drug assets rather than being reliant on a limited number of programmes. Midatech's technologies are supported by 36 patent families including 120 granted patents and an additional 70 patent applications. Midatech's headquarters and R&D facility is in Cardiff, UK. For more information please visit www.midatechpharma.com.

Forward-Looking Statements

Certain statements in this press release may constitute "forward-looking statements" within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements expressed or implied regarding our ability to regain compliance with NASDAQ’s minimum bid share price requirement. Any forward-looking statements are based on currently available competitive, financial and economic data together with management's views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that we shall file from time to time or announcements that may be made by the Company in accordance with the London Stock Exchange AIM Rules for Companies ("AIM Rules"), the Disclosure and Transparency Rules ("DTRs") and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning the Company are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, we do not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.